SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

Report by issuer of securities quoted on the NASDAQ Stock
Market, filed pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934 and Rule 13a-17 or 15d-
17 thereunder.

        EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER
                      RYAN, BECK & CO.

           ADDRESS OF PRINCIPAL EXECUTIVE OFFICES
           80 Main Street, West Orange, NJ  07052

       ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE)
                       (201) 325-3000

I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding.

1.  Title of security:
Common Stock
2.  Number of shares outstanding before the change:
3,115,124
3.  Number of shares outstanding after the change:
3,270,637
4.  Effective date of change:
February 13, 1996
5.  Method of change:
5 % Stock Dividend

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):

Give brief description of transaction:    155,513 shares of
the Issuer's Common Stock were issued to shareholders as a result of a five percent (5%) stock dividend.

II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change:
_________________________________________________
2.  Name after
change:____________________________________________________
3. Effective date of charter amendment changing name:__________________________
4. Date of shareholder approval of change, if required:___________________________


2/14/96
__________________________________________________________
Date      Leonard J. Stanley, First Vice President and Chief
Financial Officer